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                                                                    EXHIBIT 99.2

    CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO
                           SECTION 906 CERTIFICATION

         Telefonica del Peru S.A.A. (the "Company") is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended 2002 (the "Report").

         I, Antonio Villa Mardon, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

               c. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

               d. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Antonio Villa Mardon
    ------------------------
    Name:  Antonio Villa Mardon
    Title: Chief Financial Officer

Date: June 26, 2003